UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 24)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2011
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Kronos Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) TIMET Finance Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Titanium Metals Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,065
	8	SHARED VOTING POWER 788,290
	9	SOLE DISPOSITIVE POWER 359,065
	10	SHARED DISPOSITIVE POWER 788,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 24
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the class A common stock, par value $0.01 per share (the “Class A Shares”), of CompX International Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5 and 6 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the purchases of Shares, which purchases have increased the percentage of outstanding Shares the Reporting Persons own in the aggregate by more than one percent on June 16, 2011 from the aggregate percentage ownership of the Reporting Persons as disclosed in Amendment No. 23 to this Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows.

(a)           The following entities or person are filing this Statement (collectively, the “Reporting Persons”):

•	NL Industries, Inc. (“NL”) as a direct holder of Class A Shares;

•
Kronos Worldwide, Inc. (“Kronos Worldwide”), TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi, Inc. (“Valhi”), Valhi Holding Company (“VHC”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Contran Corporation (“Contran”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their direct or indirect ownership of NL; and

•	Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain related entities (as described in this Statement).

Kronos Worldwide is a Reporting Person as a result of its purchase on November 24, 2010 of shares of the common stock of TIMET, a Reporting Person.  Kronos Worldwide is a Delaware corporation that is a major international producer of titanium dioxide products.  Kronos Worldwide’s business address is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.  By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the 2,386,107 Class A Shares outstanding as of September 1, 2011 according to information the Company provided (the “Outstanding Class A Shares”):

NL	31.6%
Harold C. Simmons	15.0%
Annette C. Simmons	1.3%
Kronos Worldwide	Less than 0.1%

NL also directly holds 100%, or 10,000,000 shares, of the Company’s class B common stock, par value $0.01 per share (the “Class B Shares” and collectively with the Class A Shares shall be referred to as the “Shares”).  The relative rights of the Shares are described in Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference.  As a result of its ownership of 31.6% of the Class A Shares and 100% of the Class B Shares, NL directly holds approximately 86.8% of the combined voting power (98.4% of the voting power for the election of directors) of all classes of voting stock of the Company.  NL may be deemed to control the Company.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.7%
TFMC	0.5%
Kronos Worldwide	Less than 0.1%

Together, Valhi, TFMC and Kronos Worldwide may be deemed to control NL.  Titanium Metals Corporation (“TIMET”) is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of TIMET common stock:

VHC	23.7%
Annette C. Simmons	12.4%
CMRT	8.7%
Harold C. Simmons	3.2%
Kronos Worldwide	2.4%
Contran	2.0%
NL	0.8%
Valhi	0.5%
The Annette Simmons Grandchildren’s Trust (“Grandchildren’s Trust”)	Less than 0.1%

The percentage ownership of TIMET common stock owned by NL includes approximately 0.3% of the outstanding shares of TIMET common stock that a wholly owned subsidiary of NL directly holds.  Together, VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, Kronos Worldwide, Contran, NL and Valhi may be deemed to control TIMET.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.0%
NL	30.4%
Harold C. Simmons	0.4%
TFMC	0.3%
Annette C. Simmons	0.1%
Contran	Less than 0.1%

Together, Valhi, NL, TFMC and Contran may be deemed to control Kronos Worldwide.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of Valhi common stock:

VHC	92.7%
TFMC	1.6%
Harold Simmons Foundation, Inc. (“Foundation”)	0.8%
Harold C. Simmons	0.3%
Contran Amended and Restated Deferred Compensation Trust (“CDCT”)	0.3%
Annette C. Simmons	0.2%
The Combined Master Retirement Trust (“CMRT”)	0.1%
Grandchildren’s Trust	Less than 0.1%
Contran	Less than 0.1%

VHC, TFMC, the CDCT and Contran may be deemed to control Valhi.

Dixie Rice is the direct holder of 100% of the outstanding shares of VHC common stock and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares of Valhi's common stock held directly by the CDCT, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

NL and Kronos Worldwide have informed the other Reporting Persons that NL, a subsidiary of NL and Kronos Worldwide directly own 3,604,790 shares, 1,186,200 shares and 574,972 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 83.0% of the outstanding shares of common stock of NL and 50.0% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi's direct and indirect ownership of NL, its subsidiary and Kronos Worldwide and pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, its subsidiary and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL, its subsidiary and Kronos Worldwide hold directly are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of Kronos Worldwide, TIMET, Valhi, VHC, Dixie Rice and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by NL and Kronos Worldwide.  However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Annette C. Simmons is the wife of Harold C. Simmons.  Mr. Simmons may be deemed to share indirect beneficial ownership of the shares that his wife holds directly.  Mr. Simmons disclaims beneficial ownership of all shares that his wife holds directly.  Mrs. Simmons disclaims beneficial ownership of all shares she does not hold directly.

The Grandchildren's Trust is a trust of which Harold C. Simmons and his wife are trustees and the beneficiaries are the grandchildren of his wife.  Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds.  Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows.

The total amount of funds Harold C. Simmons used to acquire the Class A Shares he purchased as reported in Item 5(c) was $55,787.21 (including commissions and fees).  He used his personal funds for such purchases.

The total amount of funds Annette C. Simmons used to acquire the Class A Shares she purchased as reported in Item 5(c) was $47,442.20 (including commissions and fees).  She used her personal funds for such purchases.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows.

Harold C. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase his equity interest in the Company.  Annette C. Simmons purchased the Class A Shares reported in Item 5(c) in order to increase her equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

The information included in Item 2 of this Statement is hereby incorporated herein by reference.  As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

Certain of the persons named in Schedule B to this Statement, namely James W. Brown, Brian W. Christian, Serena S. Connelly, Lisa K. Simmons, L. Andrew Fleck, Robert D. Graham, Tim C. Hafer, J. Mark Hollingsworth, Janet G. Keckeisen, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Andrew B. Nace, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Scott E. Sullivan, Gregory M. Swalwell and Steven L. Watson are employees of Contran who perform, or may perform, services for the Company and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Persons	Class A Shares Directly Held	Class B Shares Directly Held

NL	755,104	10,000,000
Harold C. Simmons	359,065	-0-
Annette C. Simmons	30,186	-0-
Kronos Worldwide	3,000	-0-
Total	1,147,355	10,000,000

By virtue of the relationships described under Item 2 of this Statement:

(1)           NL, Kronos Worldwide, TFMC, TIMET, Valhi, VHC, Dixie Rice, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 758,104 Class A Shares (approximately 31.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.9% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL and Kronos Worldwide hold directly; and

(2)           Harold C. Simmons may be deemed to be the beneficial owner of the 1,147,355 Class A Shares (approximately 48.1% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 90.0% of the combined voting power, and 98.8% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL, he, his wife and Kronos Worldwide hold directly.

Except to the extent of the 359,065 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.  Annette C. Simmons disclaims beneficial ownership of all Shares she does not hold directly.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(b)           By virtue of the relationships described in Item 2 of this Statement:

(1)           NL, Kronos Worldwide, TFMC, TIMET, Valhi, VHC, Dixie Rice, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 758,104 Class A Shares (approximately 31.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.9% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL and Kronos Worldwide hold directly;

(2)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 788,290 Class A Shares (approximately 33.0% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.1% of the combined voting power, and 98.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that NL, his wife and Kronos Worldwide hold directly; and

(3)           Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 359,065 Class A Shares (approximately 15.0% of the Outstanding Class A Shares and approximately 2.9% of the combined voting power, and 0.4% of the voting power for the election of directors, of all classes of voting stock of the Company) that he directly holds.

(c)           The table below sets forth all transactions in the Class A Shares by the Reporting Persons since June 10, 2011, the sixtieth day prior to the date requiring the filing of this Amendment No. 24 to this Statement.  Harold C. Simmons and his wife executed the transactions, which were all purchases of Class A Shares, on the NYSE Amex.

Date	Reporting Person or Related Party	Number of Shares	Approximate Price Per Share ($) (exclusive of commissions)

06/13/11	Harold C. Simmons	100	$12.5500
06/13/11	Harold C. Simmons	200	$12.6000
06/13/11	Harold C. Simmons	370	$12.6300
06/13/11	Harold C. Simmons	400	$12.6400
06/13/11	Harold C. Simmons	930	$12.6500
06/13/11	Harold C. Simmons	986	$12.5600
06/13/11	Harold C. Simmons	1,014	$12.6000
06/13/11	Harold C. Simmons	411	$12.5000
08/08/11	Annette C. Simmons	100	$11.7400
08/08/11	Annette C. Simmons	2	$11.9200
08/08/11	Annette C. Simmons	100	$11.9400
08/08/11	Annette C. Simmons	100	$12.0000
08/08/11	Annette C. Simmons	99	$12.1300
08/08/11	Annette C. Simmons	100	$12.1400
08/08/11	Annette C. Simmons	100	$12.1800
08/08/11	Annette C. Simmons	69	$12.3300
08/08/11	Annette C. Simmons	200	$12.3400
08/08/11	Annette C. Simmons	100	$12.4400
08/08/11	Annette C. Simmons	873	$12.5000
08/09/11	Annette C. Simmons	34	$11.6500
08/09/11	Annette C. Simmons	34	$11.9700
08/09/11	Annette C. Simmons	1	$12.1300
08/09/11	Annette C. Simmons	100	$12.3000
08/09/11	Annette C. Simmons	27	$12.3100
08/09/11	Annette C. Simmons	404	$12.5000
08/10/11	Annette C. Simmons	733	$12.5000
08/12/11	Annette C. Simmons	610	$13.0000

(d)           NL, Harold C. Simmons, his wife and Kronos Worldwide each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 1, 2011

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 1, 2011

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 1, 2011

/s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacity listed on Schedule “A” attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, as trustee of THE COMBINED MASTER RETIREMENT TRUST and chairman of the board of the HAROLD SIMMONS FOUNDATION, INC.

STEVEN L. WATSON, as vice chairman of the board, president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
KRONOS WORLDWIDE, INC.
TITANIUM METALS CORPORATION
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president or assistant secretary of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), the Harold Simmons Foundation, Inc. (the “Foundation”), Kronos Worldwide, Inc. (“Kronos Worldwide”), NL Industries, Inc. (“NL”), TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi Holding Company (“VHC”) and Valhi, Inc. (“Valhi”) and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Christopher Armstrong	Executive Vice President, Strategic Planning and Business Initiatives of TIMET

Thomas E. Barry (1)
Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Keystone Consolidated Industries, Inc., a subsidiary of Contran (“Keystone”), and Valhi.

James W. Brown	Vice president and chief financial officer of TIMET.

Brian W. Christian	Vice President, Strategic Business Development of Kronos Worldwide.

Serena S. Connelly	Director of the Company; and director and executive vice president of the Foundation.

Keith R. Coogan (2)	Private investor; and director of Kronos Worldwide and TIMET.

Norman S. Edelcup (3)	Mayor of Sunny Isles Beach, Florida; director of the Company and Valhi; and trustee of the Baron Funds, a mutual fund group.

Ulfert Fiand (4)	Vice Chairman of the Executive Management Committee and Chief Technology Officer of Kronos Worldwide.

L. Andrew Fleck	Vice president of Dixie Rice; and vice president-real estate of Contran.

Lisa K. Simmons	Director and president of the Foundation.

Name	Present Principal Occupation

Robert D. Graham
Executive vice president of the Company and TIMET; vice president of Contran, Dixie Rice, Valhi and VHC; executive vice president and general counsel of Kronos Worldwide; and vice president and general counsel of NL.

Tim C. Hafer	Vice president and controller of Kronos Worldwide and NL.

Gregory Harrison (5)	Treasurer of TFMC.

J. Mark Hollingsworth
Vice president and general counsel of the Company, Contran, Dixie Rice, Keystone, Valhi and VHC; general counsel of the Foundation; and trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt (the “CMRT”)

Janet G. Keckeisen	Vice President, Investor Relations of Kronos Worldwide.

William J. Lindquist
Director and senior vice president of Contran and VHC; senior vice president of Dixie Rice and Valhi; chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi; and vice president of the Foundation.

A. Andrew R. Louis	Vice president and secretary of the Company, Kronos Worldwide, NL and Valhi; secretary of Contran, Dixie Rice, the Foundation and VHC.

Kelly D. Luttmer	Vice president and global tax director of the Company, Kronos Worldwide, NL, TIMET and Valhi; and vice president and tax director of Contran, Dixie Rice, Keystone and VHC.

H. Joseph Maas (6)	President, Sales and Marketing of Kronos Worldwide.

W. Hayden McIlroy (7)	Private investor primarily in real estate; and a director of Valhi.

Name	Present Principal Occupation

Cecil H. Moore, Jr. (8)	Private investor; and a director of NL and Kronos Worldwide.

Tanya M. Murray (9)	Director of The Stewart Law Firm; and director, and secretary of TFMC.

Andrew B. Nace	Vice president and general counsel of TIMET.

Bobby D. O’Brien	Vice president, chief financial officer and director of VHC; president and chief executive officer of TIMET; vice president and chief financial officer of Contran, Dixie Rice and Valhi.

George E. Poston (10)	Director of Kronos Worldwide; president of Poston Real Estate Co., a privately held commercial real estate investment company; and president of Poston Capital Co., a privately held investment company.

Klemens Schlüter (4)	President, Manufacturing of Kronos Worldwide.

Glenn R. Simmons	Vice chairman of the board of Contran, Dixie Rice, Valhi and VHC; chairman of the board of the Company and Keystone; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons
Chairman of the board of Contran, Dixie Rice, the Foundation, Kronos Worldwide, TIMET, Valhi and VHC; chairman of the board and chief executive officer of NL; and trustee and member of the investment committee of the CMRT.

Thomas P. Stafford (11)	Director of NL and TIMET; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of Contran, Dixie Rice, Kronos Worldwide, NL, TIMET, Valhi and VHC; and treasurer of the Foundation.

Scott E. Sullivan	Vice president and controller of TIMET.

Name	Present Principal Occupation

Gregory M. Swalwell
Vice president and controller of Contran, Valhi and VHC; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; vice president of Dixie Rice and TIMET; and director and assistant secretary of TFMC.

R. Gerald Turner (1)	President of Southern Methodist University; and a director of Kronos Worldwide.

Steven L. Watson
Director and president of Contran, Dixie Rice and VHC; director, president and chief executive officer of Valhi; vice chairman and chief executive officer of Kronos Worldwide; vice chairman of TIMET; and a director of the Company, Keystone and NL.

Terry N. Worrell (12)	Director of NL and TIMET; a private investor with Worrell Investments, Inc., a real estate investment company.

Joan L. Yori (5)	Vice president-client services of Stewart Management Company; and director and president of TFMC.

Douglas C. Weaver (6)	Chairman of the Executive Management Committee of Kronos Worldwide.

Paul J. Zucconi (13)	A private investor and a director of TIMET.

(1)	The principal business address for Dr. Barry and President Turner is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The principal address for Mr. Coogan is 5209 Englenook Court, Plano, Texas 75023.

(3)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4)	The principal business address for Messrs. Fiand and Schlüter is Pechstraße 5, Leverkusen, NRW 51373, GERMANY.

(5)	The principal business address for Mr. Harrison and Ms. Yori is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(6)	The principal business address for Messrs. Maas and Weaver is 5 Cedar Brook Drive, Cranbury, New Jersey 08512.

(7)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(8)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(9)	The principal business address for Ms. Murray is Nemours Building, Suite 1400, 1007 Orange Street, Wilmington, Delaware 19801.

(10)	The principal business address for Mr. Poston is 3407 North Hall Street, Dallas, Texas 75219.

(11)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(12)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

(13)	The address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held	Stock Options Held (1)	Total

Christopher Armstrong	-0-	-0-	-0-

Thomas E. Barry	-0-	-0-	-0-

James W. Brown	-0-	-0-	-0-

Brian W. Christian	-0-	-0-	-0-

Serena S. Connelly	1,000	-0-	1,000

Keith R. Coogan	3,500	-0-	3,500

Norman S. Edelcup	9,000	-0-	9,000

Ulfert Fiand	-0-	-0-	-0-

L. Andrew Fleck	-0-	-0-	-0-

Lisa K. Simmons	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

Tim C. Hafer	-0-	-0-	-0-

Gregory Harrison	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	-0-	-0-

Janet Keckeisen	-0-	-0-	-0-

William J. Lindquist	-0-	-0-	-0-

A. Andrew R. Louis	-0-	-0-	-0-

Kelly D. Luttmer	200	-0-	200

H. Joseph Maas.	-0-	-0-	-0-

W. Hayden McIlroy	-0-	-0-	-0-

Name	Class A Shares Held	Stock Options Held (1)	Total

Cecil H. Moore, Jr.	-0-	-0-	-0-

Tanya M. Murray	-0-	-0-	-0-

Andrew B. Nace	-0-	-0-	-0-

Bobby D. O’Brien	300	-0-	300

George E. Poston	-0-	-0-	-0-

Klemens Schlüter	-0-	-0-	-0-

Glenn R. Simmons (2)	26,300	1,200	27,500

Harold C. Simmons (3)	389,251	-0-	389,251

Thomas P. Stafford	-0-	-0-	-0-

John A. St. Wrba	-0-	-0-	-0-

Scott E. Sullivan	-0-	-0-	-0-

Gregory M. Swalwell	-0-	-0-	-0-

R. Gerald Turner.	-0-	-0-	-0-

Steven L. Watson	13,000	2,000	15,000

Terry N. Worrell	-0-	-0-	-0-

Joan L. Yori	-0-	-0-	-0-

Douglas C. Weaver	-0-	-0-	-0-

Paul J. Zucconi	-0-	-0-	-0-

(1)	Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)	Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons’ wife. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3)
Includes 36,180 Class A Shares held directly by Mr. Harold C. Simmons’ wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 359,065 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.